EX-99.B(m)cmdspmmc

                          UNITED CASH MANAGEMENT, INC.
                          DISTRIBUTION AND SERVICE PLAN
                    FOR WADDELL & REED MONEY MARKET C SHARES

                          (Adopted on August 18, 1999)


This Plan is adopted by United Cash Management, Inc. (the "Fund") pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") to provide for payment by the Fund of certain expenses in connection with the distribution of the Fund's Waddell & Reed Money Market C shares and the service and maintenance of Waddell & Reed Money Market C shareholder accounts. Payments under the Plan are to be made to Waddell & Reed, Inc. ("W&R") which serves as the principal underwriter for the Fund under the terms of an underwriting agreement pursuant to which it shall offer and sell the Waddell & Reed Money Market C shares of the Fund at net asset value.

DISTRIBUTION FEE

The Fund is authorized to pay to W&R an amount not to exceed on an annual basis
 .75 of 1% of the average net assets of Waddell & Reed Money Market C shares as a "distribution fee" to finance the distribution of Waddell & Reed Money Market C shares payable to W&R daily or at such other intervals as the board of directors may determine.

SERVICE FEE

The Fund is authorized to pay to W&R an amount not to exceed on an annual basis
 .25 of 1% of the average net assets of Waddell & Reed Money Market C shares as a "service fee" to finance shareholder servicing by W&R or its affiliated companies to encourage and foster the maintenance of Waddell & Reed Money Market C shareholder accounts. The amounts shall be payable to W&R daily or at such other intervals as the board of directors may determine.

NASD DEFINITION

For purposes of this Plan, the distribution fee may be considered as a sales charge that is deducted from the net assets of Waddell & Reed Money Market C net assets and does not include the service fee. The service fee may be considered a payment made by the Fund for personal service and/or maintenance of Waddell & Reed Money Market C shareholder accounts, as such is now defined by the National Association of Securities Dealers, Inc. ("NASD"), provided however, if the NASD adopts a definition of "service fee" for purposes of Rule 2830 of the NASD Conduct Rules that differs from the definition of "service fee" as presently used or if the NASD adopts a related definition intended to define the same concept, the definition of "service fee" as used herein shall be automatically amended to conform to the NASD definition.
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QUARTERLY REPORTS

W&R shall provide to the board of directors of the Fund and the board of directors shall review at least quarterly a written report of the amounts so expended of the distribution fee and the service fee paid to it under this Plan with respect to Waddell & Reed Money Market C shares and the purposes for which such expenditures were made.

APPROVAL OF PLAN

This Plan shall not become effective until it has been approved by a vote of the board of directors of the Fund and by the directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Plan or any agreement related to this Plan (other than as directors or shareholders of the Fund) ("independent directors") cast in person at a meeting called for the purpose of voting on such Plan.

CONTINUANCE

This Plan shall continue in effect for a period of one (1) year and thereafter from year-to-year only so long as such continuance is approved by the directors, including the independent directors, as specified hereinabove for the adoption of a Plan by the directors and independent directors.

DIRECTOR CONTINUATION

In considering whether to adopt, continue or implement this Plan, the directors shall have a duty to request and evaluate, and W&R shall have a duty to furnish, such information as may be reasonably necessary to an informed determination of whether this Plan should be adopted, implemented or continued.

TERMINATION

This Plan may be terminated at any time by a vote of a majority of the independent directors of the Fund or by a vote of the majority of the outstanding Waddell & Reed Money Market C shares of the Fund without penalty. On termination, the payment of all distribution and service fees shall cease, and the Fund shall have no obligation to W&R to reimburse it for any expenditure it has made or may make to distribute Waddell & Reed Money Market C shares or service Waddell & Reed Money Market C shareholder accounts.

AMENDMENTS

This Plan may not be amended to increase materially the amount to be spent for distribution of Waddell & Reed Money Market C shares personal service and/or maintenance of shareholder accounts without shareholder approval of the Waddell & Reed Money Market C shareholders, and all material amendments of this Plan must be approved in the manner prescribed for the adoption of the Plan by the directors and independent directors as provided hereinabove. The distribution and service fees may, however, be reduced by action of the board of directors without shareholder approval.
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DIRECTORS

While this Plan is in effect, the selection and nomination of the directors who are not interested persons of the Fund shall be committed to the discretion of the directors who are not interested persons of the Fund.

RECORDS

Copies of the Plan, agreements and reports made pursuant to this Plan shall be preserved as provided in Rule 12b-1(f) under the Act.